SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. —)*

TIGA ENERGY SERVICES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

None
(CUSIP Number)

Christopher Wilder
Frost Bank Tower
401 Congress Ave. Suite 1540
Austin, TX 78701
(512) 687-3451
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: None

(1)	Names of reporting persons: Christopher Wilder
(2)	Check the appropriate box if a member of a group: (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds: SC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) : ☐
(6)	Citizenship or place of organization: Reporting Person is a citizen of the United States.
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 1,250,000
	(8)	Shared Voting Power: -0-
	(9)	Sole Dispositive Power: 1,250,000
	(10)	Shared Dispositive Power: -0-
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,250,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 23.86%*
(14)	Type of Reporting Person (See Instructions) IN

* This calculation is based upon 5,239,000 shares of common stock of Tiga Energy Services, Inc. outstanding as of August 13, 2010, as reported in its quarterly report on Form 10-Q for the period ended June 30, 2010.

Item 1. Security and Issuer

The title of the class of equity securities to which this statement relates to is shares of common stock, $0.0001 par value (“Common Stock”), of Tiga Energy Services, Inc., a Nevada corporation (the "Issuer").  The principal offices of the Issuer are located at Tiga Energy Services Inc., Frost Bank Tower, 401 Congress Avenue, Suite 1540, Austin, TX 78701.

Item 2. Identity and Background

(a) This Schedule 13D is filed by Christopher Wilder ("Mr. Wilder").

(b) The business address of Mr. Wilder is Tiga Energy Services, Inc., Frost Bank Tower, 401 Congress Avenue, Suite 1540, Austin, TX 78701.

(c) The principal occupation of Mr. Wilder is the Chairman, Chief Operations Officer and a director of the Issuer.

(d) – (e) During the past five years, Mr. Wilder has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Wilder is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Wilder received the securities covered by this Statement pursuant to that certain share exchange agreement, dated November 15, 2010, by and among the Issuer, Jonathan Patton, the sole stockholder of the Issuer, Tiga Energy Services, Inc., a Texas corporation (“TES”), and the stockholders of TES, including Mr. Wilder (“Share Exchange Agreement”).  Pursuant to the Share Exchange Agreement, all of the outstanding shares of common stock of TES held by its stockholders were exchanged for an aggregate of 4,114,000 shares of the Common Stock of the Issuer.  Mr. Wilder received one share of Common Stock for each share of TES common stock exchanged, which after giving effect to the share exchange, equals 23.86% of the Common Stock outstanding.

Item 4. Purpose of Transaction

Mr. Wilder acquired the shares of the Issuer’s Common Stock pursuant to the transactions described in Item 3 above. In connection with the Share Exchange Agreement, there were changes to the Issuer’s board of directors, which were more fully described in the current report on Form 8-K filed by the Issuer on July 29, 2010.

In connection with the share exchange, Mr. Wilder entered into a lockup agreement with the Issuer, pursuant to which he agreed that he will not sell or transfer any shares of Common Stock held as of November 15, 2010 until the first anniversary after the effective date of the registration statement to be filed by the Issuer on behalf of the holders of all outstanding shares of Common Stock filed pursuant to a Registration Rights Agreement entered concurrent with the Share Exchange Agreement, as more fully described in the current report on Form 8-K filed by the Issuer on November 15, 2010.

Except as set forth in this Statement, Mr. Wilder has made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Wilder beneficially owns 1,250,000 shares of the Issuer's common stock, which represents 23.86% of the Issuer's class of common stock.

(b) Mr. Wilder has sole voting and dispositive power over the 1,250,000 shares of Common Stock of the Issuer as issued.  Mr. Wilder does not own any other securities of the Issuer.

(c) Other than the transactions described Item 3 above, Mr. Wilder has not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d) No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale such securities.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Wilder and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1                Share Exchange Agreement, dated November 15, 2010, among the Issuer, Jonathan Patton, the sole stockholder of the Issuer, Tiga Energy Services, Inc., a Texas corporation (“TES”), and the stockholders of TES [incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on August 26, 2010].

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 23, 2011	/s/ Christopher Wilder
Christopher Wilder